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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

TransCommunity Financial Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

893548107

(CUSIP Number)

Paragon Associates and Paragon Associates II Joint Venture
500 Crescent Court, Suite 260
Dallas, Texas 75201
Tel. No.: (214) 871-3700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

December 6, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 893548107

1.	Name of Reporting Person: Paragon Associates and Paragon Associates II Joint Venture		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 400,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 400,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.7%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 893548107

1.	Name of Reporting Person: Bradbury Dyer III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 400,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 400,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.7%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D
Item 1. Security and Issuer
     This Schedule 13D relates to shares of common stock, $0.01 par value (“Common Stock”), of TransCommunity Financial Corporation, a Virginia corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4235 Innslake Drive, Glen Allen, Virginia 23060.
Item 2 Identity and Background
     (a) This Schedule 13D is filed by a joint venture formed by (i) Paragon Associates, Ltd., a Texas limited partnership (“Paragon”), and (ii) Paragon Associates II, Ltd., a Texas limited partnership (“Paragon II”), and by Bradbury Dyer III (hereinafter referred to as “Mr. Dyer”). Mr. Dyer is the sole general partner of Paragon and Paragon II and is the authorized agent to the joint venture (hereinafter referred to as “Paragon JV.”).
     (b) The business address of Paragon, Paragon II, Paragon JV and Mr. Dyer is 500 Crescent Court, Suite 260, Dallas, Texas 75201.
     (c) The principal business of Paragon JV is the joint management of the assets and activities of Paragon and Paragon II. The principal business of Paragon and Paragon II is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities. The present principal occupations or employments of Mr. Dyer are management of his personal investments, general partner of Paragon and Paragon II, and agent for Paragon JV. Mr. Dyer is a citizen of the United States.
     (d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
     The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by Paragon JV is $3,038,500. The source of these funds was the working capital of Paragon JV.
Item 4. Purpose of the Transaction
     The purpose of the acquisition of the shares of Common Stock by the Reporting Person is for investment, and the purchases of the shares of the Common Stock by the Reporting Person were made in the ordinary course of business and were not made for acquiring control of the Issuer. Depending on price, availability, market conditions and other factors that may affect its judgment, the Reporting Person may acquire additional shares or dispose of any or all of its shares. The Reporting Person does not intend to acquire the Issuer or to control the management and policies of the Issuer.
Item 5. Interest in Securities of the Issuer
     (a) As of December 9, 2005, Paragon JV, by virtue of carrying out the purposes of Paragon and Paragon II per the joint venture agreement of Paragon JV, a copy of which is herewith filed as Exhibit 1 and incorporated herein by reference, beneficially owns 400,000 shares of Common Stock, which represents 8.7% of the Issuer’s outstanding shares of Common Stock, and Mr. Dyer, as the general partner of Paragon JV, beneficially owns 8.7% of the Issuer’s outstanding shares of Common Stock. The percentage of ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the number of shares of Common Stock beneficially owned by each Reporting Person as of December 9, 2005 as set forth in this Schedule 13D, by (ii) the 4,593,241 shares of Common Stock outstanding as of November 10, 2005, based upon the Issuer’s Report on Form 10-QSB filed with the Securities and Exchange Commission on November 10, 2005. Mr. Dyer does not have direct beneficial ownership of the 400,000 shares of the Issuer’s Common Stock; however, Mr. Dyer, as sole general partner of Paragon and Paragon II, and as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.
     (b) Paragon JV and Mr. Dyer have the sole power to vote or direct the vote of and dispose or direct the disposition of a total of 400,000 shares of Common Stock of the Issuer.
     The filing of this statement on Schedule 13D shall not be construed as an admission that Mr. Dyer is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 400,000 shares of Common Stock owned by Paragon JV. Pursuant to rule 13d-4, Mr. Dyer disclaims all such beneficial ownership.
     (c) The transactions in the Issuer’s securities by the Reporting Persons in the last sixty days are listed as Exhibit 2 attached hereto and made a part hereof.
     (d) Not Applicable.

     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Operation and Accounting Procedures Agreement.

Exhibit 2	Transactions in the Issuer’s securities by the Reporting Persons in the last sixty days.

Exhibit 3	Joint Filing Agreement dated December 9, 2005, among the Reporting Persons.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2005

Paragon Associates and Paragon Associates II Joint Venture
By:	/S/ BRADBURY DYER III
Bradbury Dyer III, Authorized Agent